SECURITIES AND EXCHANGE COMMISSION

[Release No. IC – 31577; 812-14448]

Deutsche Bank AG, et al.; Notice of Application and Temporary Order

April 23, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary: Applicants have received a temporary order (the "Temporary Order") exempting them from section 9(a) of the Act, with respect to a guilty plea entered April 23, 2015, by DB Group Services (UK) Ltd. (the "Settling Firm") in the U.S. District Court for the District of Connecticut (the "District Court") in connection with a plea agreement between the Settling Firm and the U.S. Department of Justice ("DOJ"), until the Commission takes final action on an application for a permanent order. Applicants have also requested a permanent order (the "Permanent Order," and with the Temporary Order, the "Orders").

Applicants: Deutsche Investment Management Americas, Inc. ("DIMA"), Deutsche Asset & Wealth Management International GmbH ("DeAWMI"), Deutsche Investments Australia Limited ("DIAL"), RREEF America L.L.C. ("RREEF"), Deutsche Alternative Asset Management (Global) Limited ("DAAM Global"), DBX Advisors LLC ("DBX Advisors"), DBX Strategic Advisors LLC ("DBX Strategic Advisors"), DeAWM Distributors, Inc. ("DDI"), Harvest Global Investments Limited ("Harvest") (each, a "Fund Servicing Applicant"); and the Settling Firm (with the Fund Servicing Applicants, the "Applicants"), and Deutsche Bank AG ("DB AG").

Filing Date: The application was filed on April 23, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on May 18, 2015, and should be accompanied by proof of service on applicants, in

the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under

the Act, hearing requests should state the nature of the writer's interest, any facts bearing

upon the desirability of a hearing on the matter, the reason for the request, and the issues

contested. Persons who wish to be notified of a hearing may request notification by

writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants: DB AG, Taunusanlage 12, 60325 Frankfurt

am Main, Germany; DIMA, DBX Advisors, and DBX Strategic Advisors, 345 Park

Avenue, New York, NY 10154; DeAWMI, Mainzer Landstrasse 178-190, Frankfurt am

Main, 60327, Germany; DIAL, Deutsche Bank Place, Level 16, CNR Hunter and Phillip

Streets, Sydney, NSW 2000, Australia; RREEF and DDI, 222 South Riverside Plaza,

Chicago, IL 60606; DAAM Global, Winchester House, 1 Great Winchester Street,

London, United Kingdom EC2N 2DB; Harvest, 31/F One Exchange Square, 8 Connaught

Place, Central Hong Kong, Hong Kong; and the Settling Firm, 23 Great Winchester

Street, London, EC2P 2AX, United Kingdom.

For Further Information Contact: David J. Marcinkus, Senior Counsel, at 202-551-6882

or David P. Bartels, Branch Chief, at 202-551-6821 (Division of Investment

Management, Chief Counsel's Office).

Supplementary Information: The following is a temporary order and summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   DB AG, a stock corporation under the laws of Germany, is a financial services firm. Each of the Applicants, except Harvest, is either a direct or indirect wholly-owned subsidiary of DB AG. DIMA, a corporation organized under the laws of Delaware, is an investment adviser registered under the Investment Advisers Act of 1940 (the "Advisers Act"). DeAWMI, a corporation organized under the laws of Germany, is an investment adviser registered under the Advisers Act. DIAL, a corporation organized under the laws of Australia, is an investment adviser registered under the Advisers Act. RREEF, a Delaware limited liability company, is an investment adviser registered under the Advisers Act. DAAM Global, a UK limited company, is an investment adviser registered under the Advisers Act. DBX Advisors, a Delaware limited liability company, is an investment adviser registered under the Advisers Act. DBX Strategic Advisors, a Delaware limited liability company, is an investment adviser registered under the Advisers Act. DDI, a corporation organized under the laws of Delaware, is a broker-dealer registered under the Securities Exchange Act of 1934. Harvest, a Hong Kong limited company by shares, is the wholly owned subsidiary of a joint venture in which DB AG has an indirect minority interest.

2.   The Settling Firm, a UK limited company, is an indirect wholly owned subsidiary of DB AG. The Settling Firm employs London-based employees across DB AG's businesses. Applicants state that the Settling Firm is a service company that

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does not serve as an investment adviser, principal underwriter, or depositor for any Fund (defined below). Applicants represent that the Settling Firm does not engage, has not engaged, and will not engage in Fund Servicing Activities (defined below).

3. Each of the Fund Servicing Applicants serves either as investment adviser (as defined in section 2(a)(20) of the Act) to investment companies registered under the Act or series of such companies ("Funds") or as principal underwriter (as defined in section 2(a)(29) of the Act) to open-end management investment companies registered under the Act ("Open-End Funds"). While the Settling Firm does not serve, and no existing company of which the Settling Firm is an "affiliated person" within the meaning of section 2(a)(3) of the Act ("Affiliated Person"), other than the Fund Servicing Applicants, currently serves as an investment adviser or depositor of any Fund or employees' securities company ("ESC") or investment company that has elected to be treated as a business development company under the Act, or principal underwriter for any Open-End Fund, unit investment trust registered under the Act, or face-amount certificate company registered under the Act (such activities, collectively, ("Fund Servicing Activities"), Applicants request that any relief granted also apply to any existing company of which the Settling Firm is an Affiliated Person and to any other company of which the Settling Firm may become an Affiliated Person in the future (together with the Fund Servicing Applicants, the "Covered Persons").

4. On April 23, 2015, the DOJ filed a one-count criminal information (the "Information") in the District Court charging the Settling Firm with one count of wire fraud, in violation of Title 18, United States Code, Section 1343.[1] The Information

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[1] Information, *United States v. DB Group (UK) Ltd.*, No. 3:15-cr-62 (D. Conn.).

charges that between approximately 2003 and at least 2010 the Settling Firm engaged in a scheme to defraud counterparties to interest rate derivatives trades executed on its behalf by manipulating certain benchmark interest rates to which the profitability of those trades was tied. The Information charges that, in furtherance of this scheme, on or about July 20, 2006, the Settling Firm transmitted, or caused the transmission of (i) an electronic chat between a submitter for the London Interbank Offered Rate for U.S. Dollar ("USD LIBOR") employed by the Settling Firm and a derivatives trader employed by Deutsche Bank AG who was located in the United States at the time of the chat, (ii) a subsequent USD LIBOR submission from the Settling Firm to Thomson Reuters and (iii) a subsequent publication of a USD LIBOR rate through international and interstate wires.

5.   Pursuant to a plea agreement (the "Plea Agreement"), the Settling Firm entered a plea of guilty in the District Court. In the Plea Agreement, the Settling Firm agreed to, among other things, a monetary fine and to full cooperation with law enforcement. On April 23, 2015, the District Court entered a judgment against the Settling Firm (the "Judgment").

6.   In addition to the Plea Agreement, DOJ also filed a two-count criminal information (the "DB AG Information") in the District Court charging DB AG with one count of wire fraud and one count of price-fixing. The DB AG Information charges that, between 2003 and 2010, DB AG engaged in a scheme to defraud counterparties to interest rate derivatives trades executed on its behalf by manipulating certain benchmark interest rates to which the profitability of those trades was tied. In connection with the DB AG Information, DB AG entered into a deferred prosecution agreement with DOJ on April 23, 2015 (the "Deferred Prosecution Agreement"). In the Deferred Prosecution Agreement, DB AG agrees, among other things, to (i) full cooperation with law

enforcement, (ii) installation of an independent compliance monitor, (iii) strengthening its internal controls as recommended by the monitor and as required by certain other U.S. and non-U.S. regulatory agencies that have addressed the relevant misconduct, and (iv) payment of a monetary fine.

7. In connection with the same misconduct described above, on April 23, 2015 the U.S. Commodity Futures Trading Commission entered an order (the "CFTC Order") on consent, finding that DB AG made false reports regarding, attempted to manipulate, and in some cases successfully manipulated, certain benchmark interest rates. The CFTC Order requires DB AG to cease and desist from certain violations of the Commodity Exchange Act, to pay a monetary fine, and to agree to certain remedial undertakings.

8. In connection with the same misconduct described above, on April 23, 2015, the U.K. Financial Conduct Authority entered a final notice (the "FCA Final Notice") finding that DB AG violated Principles 3, 5 and 11 of the FCA's Principles for Business and imposing a monetary fine.

9. On April 23, 2015, the New York State Department of Financial Services entered a consent order against DB AG (the "DFS Order") relating to the same misconduct described above and imposing a civil monetary fine and certain undertakings, including engaging an independent compliance monitor.

10. In response to the misconduct described above, Applicants represent that they have engaged in various remedial measures. Applicants state that this has included implementing a "three lines of defense" model for benchmark submissions. According to Applicants, this restructuring involved segregating benchmark submission activities from other bank activities to reduce conflicts, creating an independent control group that

monitors benchmark submissions and engaging in regular internal and external audits.

Applicants state that DB AG has also formed a governance body to oversee these lines of

defense and resolve material issues. Applicants further state that they have adopted

specific standards, guidelines, policies and training for benchmark submissions, which

did not exist during the period of misconduct. Applicants assert that they have been

careful to ensure that the new control framework meets the requirements of regulatory

undertakings required in previously announced settlements concerning similar

misconduct.

Applicants' Legal Analysis:

1.   Section 9(a)(1) of the Act provides, in pertinent part, that a person may not

serve or act as an investment adviser or depositor of any registered investment company

or a principal underwriter for any registered open-end investment company or registered

unit investment trust, if such person within ten years has been convicted of any felony or

misdemeanor arising out of such person's conduct, as, among other things, an investment

adviser, a broker or dealer, or a bank. Section 2(a)(10) of the Act defines the term

"convicted" to include a plea of guilty. Section 9(a)(3) of the Act extends the

prohibitions of section 9(a)(1) to a company any affiliated person of which has been

disqualified under the provisions of section 9(a)(1). Section 2(a)(3) of the Act defines

"affiliated person" to include, among others, any person directly or indirectly controlling,

controlled by, or under common control with, the other person. Applicants state that the

Settling Firm is an Affiliated Person of each of the other Applicants within the meaning

of section 2(a)(3). Applicants state that the guilty plea would, upon entry of the

Judgment, result in a disqualification of each Applicant for ten years under section 9(a) of the Act because the Settling Firm would become the subject of a conviction described in section 9(a)(1).

2.   Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) if it is established that these provisions, as applied to Applicants, are unduly or disproportionately severe or that the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking temporary and permanent orders exempting the Applicants and other Covered Persons from the disqualification provisions of section 9(a) of the Act. The Fund Servicing Applicants and other Covered Persons (but not the Settling Firm) may, if the relief is granted, in the future act in any of the capacities contemplated by section 9(a) of the Act subject to the conditions of the Temporary Order and the Permanent Order.

3.   Applicants believe they meet the standard for exemption specified in section 9(c) of the Act. Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of the Fund Servicing Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4.   Applicants assert that the conduct underlying the Plea Agreement (the "Conduct") did not involve any of Applicants acting as an investment adviser or depositor of any Fund, ESC or business development company or principal underwriter for any Open-End Fund, unit investment trust registered under the Act, or face amount certificate company registered under the Act. Applicants state that the Conduct similarly

did not involve any Fund, ESC or business development company with respect to which Applicants engaged in Fund Servicing Activities.

5.   Applicants further represent that (a) none of the current or former directors, officers or employees of the Fund Servicing Applicants had any knowledge of, or had any involvement in, the Conduct; (b) except as discussed below, no current or former employee of the Settling Firm or of any Covered Person who previously has been or who subsequently may be identified by the Settling Firm, DB AG or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Applicant or of any other Covered Person; (iii) no employee of the Settling Firm or of any Covered Person who was involved in the Conduct had any, or will have any future, involvement in the Covered Persons' activities in any capacity described in section 9(a) of the Act; and (iv) because the personnel of the Fund Serving Applicants did not have any involvement in the Conduct, shareholders of the Funds were not affected any differently than if the Funds had received services from any other non-affiliated investment adviser or principal underwriter.

6.   Applicants represent that they have taken all possible steps, consistent with German and other relevant foreign employment law, to terminate the employment of all individuals responsible for the Conduct. However, as a consequence of proceedings under German labor law, four individuals who were identified as being responsible for the Conduct and were terminated are currently employed in non-risk-taking positions. Applicants state that DB AG has entered into court-mediated settlements with these individuals. Pursuant to the settlements, the two more senior employees will remain on paid leave through the end of 2015 and then will have no association with DB AG. Applicants represent that, although the two more junior employees have returned to DB

AG, these employees (a) will not serve in risk-taking roles or the roles in which they served during the Conduct; (b) will not be employed by the Covered Persons relying on the relief or otherwise involved in the Fund Servicing Activities; and (c) will not be in a compliance monitoring role or have any influence over policy-making concerning the Fund Servicing Activities. DB AG states that it will take action to terminate any additional employee who is determined to have been responsible for the Conduct.

7.   Except as discussed above, Applicants have agreed that neither they nor any of the other Covered Persons will employ any of the current or former employees of the Settling Firm or any Covered Person who previously have been or who subsequently may be identified by the Settling Firm, DB AG or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to section 9(c). Applicants also have agreed that each Applicant (and any Covered Person that acts in any capacity described in section 9(a) of the Act) will adopt and implement policies and procedures reasonably designed to ensure compliance with the terms and conditions of the order granted under section 9(c). In addition, the Settling Firm has agreed to comply in all material respects with the material terms and conditions of the Plea Agreement, and DB AG has agreed to comply in all material respects with the material terms and conditions of the Deferred Prosecution Agreement, CFTC Order, FCA Final Notice and DFS Order.

8.   Applicants state that (a) inability of the Fund Servicing Applicants to continue providing investment advisory services to Funds would result in the Funds and their shareholders facing potential hardship and (b) the inability of DDI to continue to serve as principal underwriters to the Open-End Funds would similarly result in potential

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hardship to the Open-End Funds and their shareholders. Applicants represent that they will distribute to the board of trustees/directors of the Funds (the "Boards") written materials describing the circumstances that led to the Plea Agreement, any impact on the Funds, and the application. The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which Applicants provide Fund Servicing Activities, including the directors who are not "interested persons" of the Fund as defined in section 2(a)(19) of the Act, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. Applicants state that they will provide the Boards with the information concerning the Plea Agreement and the application that is necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

9.   Applicants state that if the Fund Servicing Applicants were barred under section 9(a) of the Act from engaging in Fund Servicing Activities and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe because they have committed substantial resources to establishing an expertise in the provision of Fund Servicing Activities. Applicants further state that prohibiting them from providing Fund Servicing Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in those activities.

10.   Applicants argue that section 9(a) should not operate to bar them from serving the Funds and their shareholders in the absence of improper activities relating to their Fund Servicing Activities. Applicants state that the section 9(a) disqualification would disrupt the operations of the Funds as they sought to engage new advisers and distributors. Applicants assert that these effects would be unduly severe and disproportionately harsh given the Fund Servicing Applicants' lack of involvement in the

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Conduct. Moreover, Applicants state that the Settling Firm and DB AG have taken remedial actions to address the Conduct, as outlined in the application. Applicants also assert that the Conduct did not constitute conduct that would make it against the public interest or protection of investors to issue the Orders.

11.   Applicants state that certain of the Applicants and their affiliates have received exemptive orders under section 9(c), as described in greater detail in the application.

Applicants' Conditions:

Applicants agree that any order granted by the Commission pursuant to the application will be subject to the following conditions:

1.   Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

2.   Except as set out in Section IV.E of the application, neither the Applicants nor any of the other Covered Persons will employ any of the current or former employees of the Settling Firm or any Covered Person who previously has been or who subsequently may be identified by the Settling Firm, DB AG, or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct, without first making a further application to the Commission pursuant to section 9(c).

3. Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition 4, such later date as may be contemplated by the Plea Agreement, the Deferred Prosecution Agreement, the CFTC Order, the FCA Final Notice, and the DFS Order.

4. The Settling Firm will comply in all material respects with the material terms and conditions of the Plea Agreement, and DB AG will comply in all material respects with the material terms and undertakings of the Deferred Prosecution Agreement, the CFTC Order, the FCA Final Notice, and the DFS Order.

5. Applicants will provide written notification to the Chief Counsel of the Commission's Division of Investment Management with a copy to the Chief Counsel of the Commission's Division of Enforcement of a material violation of the terms and conditions of the Orders within 30 days of discovery of the material violation.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Judgment, subject to the representations and conditions in the application, from April 23, 2015, until the date the Commission takes final action on their application for a permanent order.

By the Commission.

Brent J. Fields
Secretary